SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K



(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the calendar year ended December 31, 1997 or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from __________ to ___________




                        Commission File Number: 33-80504



         A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                           The Sharper Image 401k Savings Plan
                           650 Davis Street
                           San Francisco, CA 94111

         B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                           Sharper Image Corporation
                           650 Davis Street
                           San Francisco, CA 94111

                           THE SHARPER IMAGE
                           401k SAVINGS PLAN




                           Financial Statements as of and for the years
                           ended    December   31,   1997   and   1996,
                           Supplemental Schedules as of and for the year ended December 31, 1997 and Independent Auditors' Report

THE SHARPER IMAGE
401k SAVINGS PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                   4


FINANCIAL STATEMENTS:

     Statements of Net Assets Available for Benefits,
         With Fund Information as of December 31, 1997 and 1996              5-6

     Statements of Changes  in Net  Assets  Available  for  Benefits,
         With Fund Information for the years ended December 31, 1997 and
         1996                                                                7-8

     Notes to Financial Statements                                          9-11


SUPPLEMENTAL SCHEDULES:

     Item 27a - Supplemental Schedule of Assets Held
         for Investment Purposes as of December 31, 1997                      12

     Item 27d - Supplemental Schedule of Reportable
         Transactions for year ended December 31, 1997                        13


OTHER INFORMATION:

     Exhibit 23.1 - Independent Auditors' Consent                             15

INDEPENDENT AUDITORS' REPORT


Administrative Committee,
The Sharper Image 401k Savings Plan
San Francisco, California

We have audited the accompanying statements of net assets available for benefits of The Sharper Image 401k Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits are presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/     Deloitte & Touche LLP
-----------------------------

May 29, 1998

THE SHARPER IMAGE
401k SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------------------------------------
                                                           Compass
                                                           Capital        Compass         Compass      Compass
                                            Compass       Large Cap       Capital         Capital      Capital   Sharper Image
                                            Capital        Growth          Index          Inter.        Money     Corporation
                                           Balanced        Equity         Equity         Govt.Bond      Market    Common Stock
                                             Fund           Fund          Fund(1)         Fund          Fund         Fund
                                        -----------     ----------      ------------   ----------   ----------    ------------
Investments at Fair Value:
    Fixed-Income Securities               $ 534,055
    Equity Securities                                    $ 731,342      $  486,739
    Government Securities                                                               $  64,600
    Money Market Fund                                                                                $ 638,030
    Common Stock                                                                                                  $  90,421
    Participant Loans
                                        -----------     ----------      ------------   ----------   ----------    ------------
    Total Investments at Fair Value         534,055        731,342         486,739         64,600      638,030       90,421
                                        -----------     ----------      ------------   ----------   ----------    ------------

Receivables:
    Employee Contributions                    3,783          5,402           4,183            705        3,837          963
    Employer Contribution                    14,165         19,034          13,849          2,985       21,297        5,287
                                        -----------     ----------      ------------   ----------   ----------    ------------
                                             17,948         24,436          18,032          3,690       25,134        6,250
                                        -----------     ----------      ------------   ----------   ----------    ------------

Liabilities-Excess Contributions             (1,984)        (3,265)         (6,708)                     (1,029)      (1,186)
                                        -----------     ----------      ------------   ----------   ----------    ------------
Net Assets Available for Benefits         $ 550,019      $ 752,513      $  498,063      $  68,290    $ 662,135    $  95,485
                                        ============    ==========      ============   ==========   ==========    ============


                                       Participant
                                         Loans           Total
                                        ---------     -----------
Investments at Fair Value:
    Fixed-Income Securities                           $   534,055
    Equity Securities                                   1,218,081
    Government Securities                                  64,600
    Money Market Fund                                     638,030
    Common Stock                                           90,421
    Participant Loans                   $  97,448          97,448

                                        ---------     -----------
    Total Investments at Fair Value        97,448       2,642,635
                                        ---------     -----------

Receivables:
    Employee Contributions                                 18,873
    Employer Contribution                                  76,617
                                        ---------     -----------
                                                           95,490
                                        ---------     -----------

Liabilities-Excess Contributions                          (14,172)
                                        ---------     -----------
Net Assets Available for Benefits       $  97,448     $ 2,723,953
                                        =========     ===========

(1)Formerly Compass Capital Growth Equity Fund.

See accompanying notes to financial statements.

THE SHARPER IMAGE
401k SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------------------------------------
                                                           Compass        Compass        Compass      Compass
                                            Compass        Capital        Capital        Capital      Capital   Sharper Image
                                            Capital        Growth          Index         Inter.        Money     Corporation
                                           Balanced        Equity         Equity       Govt. Bond     Market    Common Stock
                                             Fund           Fund           Fund           Fund         Fund         Fund
                                        ------------    ----------     -----------     ----------   ----------   ------------
Investments at Fair Value:
    Fixed-Income Securities               $ 368,136
    Equity Securities                                    $ 488,517     $   255,603
    Government Securities                                                              $   45,267
    Money Market Fund                                                                               $  569,953
    Common Stock                                                                                                 $   42,558
    Participant Loans
                                        ------------    ----------     -----------     ----------   ----------   ------------
    Total Investments at Fair Value         368,136        488,517         255,603         45,267      569,953       42,558
                                        ------------    ----------     -----------     ----------   ----------   ------------

Receivables:
    Employee Contributions                    7,744         11,408           7,737          1,211       10,808        1,744
    Employer Contribution                    15,041         20,239          12,459          3,162       26,356        4,070
                                        ------------    ----------     -----------     ----------   ----------   ------------
                                             22,785         31,647          20,196          4,373       37,164        5,814
                                        ------------    ----------     -----------     ----------   ----------   ------------

Liabilities-Excess Contributions             (2,765)        (8,116)         (5,310)          (272)      (1,211)        (451)
                                        ------------    ----------     -----------     ----------   ----------   ------------

Net Assets Available for Benefits        $  388,156      $ 512,048     $   270,489     $   49,368   $  605,906   $   47,921
                                        ============    ==========     ===========     ==========   ==========   ============

                                       Participant
                                          Loans              Total
                                       ------------        ----------
Investments at Fair Value:
    Fixed-Income Securities                                $  368,136
    Equity Securities                                         744,120
    Government Securities                                      45,267
    Money Market Fund                                         569,953
    Common Stock                                               42,558
    Participant Loans                  $   59,845              59,845
                                       ------------        ----------
    Total Investments at Fair Value        59,845           1,829,879
                                       ------------        ----------

Receivables:
    Employee Contributions                                     40,652
    Employer Contribution                                      81,327
                                       ------------        ----------
                                                              121,979
                                       ------------        ----------

Liabilities-Excess Contributions                              (18,125)
                                       ------------        ----------

Net Assets Available for Benefits      $   59,845          $1,933,733
                                       ============        ==========

See accompanying notes to financial statements.

THE SHARPER IMAGE
401k SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------------------------------------
                                                                 Compass
                                                                  Capital     Compass       Compass         Compass
                                                    Compass      Large Cap    Capital       Capital         Capital    Sharper Image
                                                    Capital       Growth       Index        Inter.           Money      Corporation
                                                   Balanced       Equity      Equity      Govt. Bond         Market     Common Stock
                                                     Fund          Fund1       Fund          Fund            Fund          Fund
                                                 -----------   ----------   ----------     ----------       ---------    ---------
   ADDITIONS TO NET ASSETS:
      Investment income:
         Net appreciation
           in fair value of investments          $    50,563   $   52,254   $  101,936     $      968                     $ 10,508
         Interest and dividend income                 48,130       99,758        7,986          3,171      $   35,194           33
                                                 -----------   ----------   ----------     ----------       ---------    ---------
           Total investment income                    98,693      152,012      109,922          4,139          35,194       10,541

      Employer contributions                          14,165       19,034       13,849          2,985          21,297        5,287
      Employee contributions                         138,602      205,972      156,459         25,303         166,392       33,804
                                                 -----------   ----------   ----------     ----------       ---------    ---------
   Total additions                                   251,460      377,018      280,230         32,427         222,883       49,632
                                                 -----------   ----------   ----------     ----------       ---------    ---------

   DEDUCTIONS FROM NET ASSETS:
      Benefits paid to terminated participants       (80,041)    (119,074)     (91,658)       (11,021)        (83,180)      (5,221)
      Administrative expenses (Note 1)                                                                        (11,827)
                                                 -----------   ----------   ----------     ----------       ---------    ---------
           Total deductions                          (80,041)    (119,074)     (91,658)       (11,021)        (95,007)      (5,221)
                                                 -----------   ----------   ----------     ----------       ---------    ---------

   NET INCREASE (DECREASE)
       BEFORE INTERFUND TRANSFERS                    171,419      257,944      188,572         21,406         127,876       44,411
   NET INTERFUND TRANSFERS                            (9,556)     (17,479)      39,002         (2,484)        (71,647)       3,153
                                                 -----------   ----------   ----------     ----------       ---------    ---------
   NET INCREASE                                      161,863      240,465      227,574         18,922          56,229       47,564

   NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                 388,156      512,048      270,489         49,368         605,906       47,921
                                                 -----------   ----------   ----------     ----------       ---------    ---------
   End of year                                   $   550,019   $  752,513   $  498,063     $   68,290      $  662,135     $ 95,485
                                                 ===========   ==========   ==========     ==========       =========    =========

                                                 Participant
                                                   Loans          Total
                                                 ----------    -----------
   ADDITIONS TO NET ASSETS:
      Investment income:
         Net appreciation
           in fair value of investments                        $   216,229
         Interest and dividend income                              194,272
                                                 ----------    -----------
           Total investment income                                 410,501

      Employer contributions                                        76,617
      Employee contributions                                       726,532
                                                 ----------    -----------
   Total additions                                               1,213,650
                                                 ----------    -----------

   DEDUCTIONS FROM NET ASSETS:
      Benefits paid to terminated participants    $ (21,408)      (411,603)
      Administrative expenses (Note 1)                             (11,827)
                                                 ----------    -----------
           Total deductions                         (21,408)      (423,430)
                                                 ----------    -----------

   NET INCREASE (DECREASE)
       BEFORE INTERFUND TRANSFERS                   (21,408)       790,220
   NET INTERFUND TRANSFERS                           59,011
                                                 ----------    -----------
   NET INCREASE                                      37,603        790,220

   NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                 59,845      1,933,733
                                                 ----------    -----------
   End of year                                    $  97,448    $ 2,723,953
                                                 ==========    ===========

   (1)Formerly Compass Capital Growth Equity Fund.
   See accompanying notes to financial statements.

7

THE SHARPER IMAGE
401k SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------------------------------------
                                                                 Compass      Compass        Compass        Compass
                                                     Compass     Capital      Capital        Capital        Capital    Sharper Image
                                                     Capital     Growth        Index         Inter.          Money       Corporation
                                                    Balanced     Equity       Equity       Govt. Bond        Market     Common Stock
                                                      Fund        Fund         Fund           Fund           Fund           Fund
                                                  ----------   ----------   ----------      ---------      ----------     ---------
   ADDITIONS TO NET ASSETS:
      Investment income (loss):
         Net appreciation (depreciation)
           in fair value of investments           $   23,240   $   46,376   $   23,174      $    (475)                    $ (11,067)
         Interest and dividend income                 21,012       24,504       14,108          2,131      $   28,648            31
                                                  ----------   ----------   ----------      ---------      ----------     ---------
           Total investment income (loss)             44,252       70,880       37,282          1,656          28,648       (11,036)

      Employer contributions                          15,041       20,239       12,459          3,162          26,356         4,070
      Employee contributions                         134,112      183,088      105,169         23,331         205,682        25,582
                                                  ----------   ----------   ----------      ---------      ----------     ---------
           Total additions                           193,405      274,207      154,910         28,149         260,686        18,616
                                                  ----------   ----------   ----------      ---------      ----------     ---------

   DEDUCTIONS FROM NET ASSETS:
      Benefits paid to terminated participants       (27,834)     (47,387)     (16,941)        (8,278)        (64,156)       (2,601)
      Administrative expenses (Note 1)                                                                        (18,896)
                                                  ----------   ----------   ----------      ---------      ----------     ---------
           Total deductions                          (27,834)     (47,387)     (16,941)        (8,278)        (83,052)       (2,601)
                                                  ----------   ----------   ----------      ---------      ----------     ---------

   NET INCREASE (DECREASE)
       BEFORE INTERFUND TRANSFERS                    165,571      226,820      137,969         19,871         177,634        16,015
   NET INTERFUND TRANSFERS                             5,259       (9,537)      31,697         (6,268)        (61,496)       (2,703)
                                                  ----------   ----------   ----------      ---------      ----------     ---------
   NET INCREASE                                      170,830      217,283      169,666         13,603         116,138        13,312

   NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                 217,326      294,765      100,823         35,765         489,768        34,609
                                                  ----------   ----------   ----------      ---------      ----------     ---------
   End of year                                    $  388,156   $  512,048   $  270,489      $  49,368      $  605,906     $  47,921
                                                  ==========   ==========   ==========      =========      ==========     =========

                                               Participant
                                                  Loans          Total
                                                 ---------     ----------
   ADDITIONS TO NET ASSETS:
      Investment income (loss):
         Net appreciation (depreciation)
           in fair value of investments                        $   81,248
         Interest and dividend income                              90,434
                                                 ---------     ----------
           Total investment income (loss)                         171,682

      Employer contributions                                       81,327
      Employee contributions                                      676,964
                                                 ---------     ----------
           Total additions                                        929,973
                                                 ---------     ----------

   DEDUCTIONS FROM NET ASSETS:
      Benefits paid to terminated participants  $   (1,944)      (169,141)
      Administrative expenses (Note 1)                            (18,896)
                                                 ---------     ----------
           Total deductions                         (1,944)      (188,037)
                                                 ---------     ----------

   NET INCREASE (DECREASE)
       BEFORE INTERFUND TRANSFERS                   (1,944)       741,936
   NET INTERFUND TRANSFERS                          43,048
                                                 ---------     ----------
   NET INCREASE                                     41,104        741,936

   NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                18,741      1,191,797
                                                 ---------     ----------
   End of year                                   $  59,845     $1,933,733
                                                 =========     ==========

   See accompanying notes to financial statements.

THE SHARPER IMAGE
401k SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN

  The following description of The Sharper Image (the "Company") 401k Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  General- The Plan was established on April 1, 1994. The Plan is a defined contribution plan covering all employees who have completed one year of service with at least 1,000 hours and are age twenty-one or older. The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC"). The purpose of the Plan is to provide retirement and other benefits for employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

  Contributions- Participants may contribute 1% to 10% of their annual compensation, plus up to 100% of any employer paid cash bonus, not to exceed the maximum deductible amount of $9,500 for the years ended December 31, 1997 and 1996. Participants may also effect rollover distributions to the Plan from other qualified defined benefit or contribution plans. For the years ended December 31, 1997 and 1996 the Company made employer matching contributions equal to 100% of the participants contribution up to a maximum of $250 per participant.

  Participant   Accounts-  Each  participant's  account  is  credited  with  the participant's contributions, the Company's matching contribution, and allocations of Plan earnings. Forfeited balances of terminated participants' nonvested accounts remain in the Plan and will be applied first to the payment of administrative expenses and then to reduce future Company contributions.

  Vesting- Participants are immediately vested in the contributions they make to the Plan, plus actual earnings thereon. Vesting in the Company's matching contributions, made on their behalf, plus earnings thereon is based on years of service. A participant is 100% vested after five years of credited service.

  Investment Options- Participants can direct their contributions to any of the six investment options:

         Compass Capital Balanced Fund- The prospectus indicates that the funds are invested in equity and fixed-income senior securities with at least 25% of the portfolios's total assets invested in fixed-income senior securities.

         Compass Capital Large Cap Growth Equity Fund- The prospectus indicates that the funds are primarily invested in common stock in the middle and higher capitalization ranges (over $1 billion market capitalization at the time of purchase) and growth prospects exceeding that of the general economy. Prior to January 1997 the fund was called the Compass Capital Growth Equity Fund.

         Compass Capital Index Equity Fund- The prospectus indicates that the funds are substantially invested in common stock in the Standard & Poor's 500 Index in approximately the same proportion as they are represented in such Index.

         Compass Capital Intermediate Government Bond Fund- The prospectus indicates that the funds are primarily invested in obligations issued or guaranteed by the United States government, its agencies or instrumentalities and repurchase agreements and collaterized mortgage obligations relating to such obligations.

         Compass Capital Money Market Fund- The prospectus indicates that the funds are invested in short-term, high quality United States dollar denominated instruments.

         Sharper Image Corporation Common Stock Fund- The prospectus indicates that the funds are invested in common stock of the Company.

  Effective January 31, 1998, Compass Capital Funds changed its name to BlackRock Funds

  Distribution of Benefits - Upon termination of service for any reason, including death, disability or retirement, a participant may receive the value of their vested interest as a lump-sum distribution.

  Participant Loans - Participant loans are available to active employees. The loan amount available is 50% of a participant's vested account balance, with a minimum loan of $1,000 and a maximum loan of $50,000. As of December 31, 1997, there were 59 loans outstanding, with interest rates ranging from 9.25% to 9.75%, and as of December 31, 1996, there were 29 loans outstanding with interest rates ranging from 9.2% to 10%.

  Plan Termination- Although the Company has not expressed any intent to terminate the Plan agreement, it may do so at any time. The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan under the provisions of ERISA.

  Tax Status - The Plan is a standardized prototype cash or deferred profit sharing plan sponsored by PNC Bank, National Association. A favorable determination letter for this standardized prototype was issued by the Internal Revenue Service ("IRS") on April 10, 1990 and a favorable determination letter for the amendment to the standardized prototype was issued by the IRS on February 8, 1993. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

  Forfeiture Accounts - At December 31, 1997 and 1996, forfeited non-vested account balances totaled $15,228 and $5,027, respectively. These accounts will be used to offset future expenses of the Plan. In addition, during 1997 and 1996, Plan administrative expenses totaling $11,827 and $18,896, respectively, were deducted from these account balances.

  Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are carried at the unpaid principal balance, which approximates fair value.

  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

  Payment of Benefits - Benefits are recorded when paid.

  Administrative Expenses - Plan administrative expenses are primarily paid through forfeited balances of terminated participants' non-vested portion of the Company's matching contributions.

3.    INVESTMENTS

  Investments that represent 5% or more of the Plan's net assets at December 31,
  1997 and 1996 are separately identified in the following table:
                                  December 31, 1997               December 31, 1996
                                  -----------------               -----------------

                              Number of                        Number of
                               Shares or         Fair          Shares or         Fair
                              Par Value          Value         Par Value         Value
                              ---------          -----         ---------         -----
Compass Capital:
    Balanced Fund               30,817       $  534,055           23,797       $  368,136
    Large Cap Growth
         Equity Fund            45,061          731,342           33,075          488,517
    Index Equity Fund           26,029          486,739           17,837          255,603
    Money Market Fund          523,827          638,030          493,585          569,953
                                             ----------                        ----------
                                             $2,390,166                        $1,682,209
                                             ==========                        ==========


4. DUE TO PARTICIPANTS WHO HAVE WITHDRAWN

  As of December 31, 1997 and 1996, net assets available for benefits included $1,300 and $7,900, respectively, due to participants who had withdrawn from participation in the Plan.

THE SHARPER IMAGE
 401k SAVINGS PLAN

Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
                                                             Number of
                                                             Shares or                          Fair
 Description of Investment                                   Par Value          Cost            Value
 -------------------------                                   ---------          ----            -----
FIXED INCOME SECURITIES
   Compass Capital Balanced Equity Fund                        30,817       $  463,787       $  534,055

EQUITY SECURITIES
   Compass Capital Large Cap Growth Equity Fund                45,061          647,124          731,342
   Compass Capital Index Equity Fund                           26,029          386,880          486,739

GOVERNMENT SECURITIES
   Compass Capital Intermediate Government Bond Fund            6,346           63,436           64,600

MONEY MARKET FUND
   Compass Capital Money Market Fund                          523,827          580,569          638,030

COMMON STOCK
   Sharper Image Corporation Common Stock Fund                 12,680           89,261           90,421

PARTICIPANT LOANS
   Fifty-nine loans outstanding with interest rates
   ranging from 9.25% to 9.75%                                 97,448           97,448           97,448
                                                                            ----------       ----------

   Total Investments                                                        $2,328,505       $2,642,635
                                                                            ==========       ==========

THE SHARPER IMAGE
401k SAVINGS PLAN

 Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
      YEAR ENDED DECEMBER 31, 1997

Identity of                                  Purchases                      Sales
Party Involved                        Transactions    Price        Transactions    Price        Gain/(Loss)
--------------                        ------------    -----        ------------    -----        -----------
Compass Capital:
  Balanced Fund                            51       $230,085             55       $114,729       $ 19,459
  Large Cap Growth Equity Fund             53        362,361             65        171,803         35,405
  Index Equity Fund                        57        252,096             51        122,897         24,434
  Intermediate Government
    Bond Fund                              45         33,649             37         15,283             66
  Money Market Fund                        81        238,478             75        203,762         15,252

Sharper Image Corporation
  Common Stock Fund                        39         44,269             35          6,923         (1,857)


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        THE SHARPER IMAGE 401k SAVINGS PLAN
                                        BY SHARPER IMAGE CORPORATION
                                            PLAN ADMINISTRATOR




Date:     June 26, 1998                  by:/s/     Tracy Y. Wan
     ----------------------                 ---------------------------
                                                Tracy Y. Wan
                                                Senior Vice President,
                                                Chief Financial Officer and
                                                Plan Administrator


14